Exhibit 1

FOR IMMEDIATE RELEASE

SUN CAPITAL SENDS LETTER TO FURNITURE BRANDS SHAREHOLDERS

Strongly Urges Shareholders to Vote the GOLD Proxy Card Today
to Elect Directors Who Will Act in Their Best Interests

New York, April 16, 2008 – SCSF Equities LLC (together with its affiliates, “Sun Capital”) today sent a letter to all shareholders of Furniture Brands International, Inc. (NYSE: FBN) (“Furniture Brands” or the “Company”) urging all shareholders to vote for its three highly qualified director nominees at the upcoming 2008 Annual Meeting of Shareholders, scheduled for May 1, 2008.

In the letter, Sun Capital questions whether the Company’s current Board of Directors has been acting in the best interest of all shareholders. These concerns are underscored by Furniture Brands’ continued deterioration in financial performance and the fact that Sun Capital believes the Board has failed to appropriately consider at least two credible value creating proposals to acquire the Company.

The full text of the letter to the Furniture Brands shareholders follows:

April 16, 2008

Dear Fellow Furniture Brands Shareholder:

SCSF Equities LLC (together with its affiliates, “Sun Capital”) owns approximately 9.45% of Furniture Brands International and is seeking your support to elect a slate of three director nominees to the Furniture Brands’ Board at the upcoming Annual Meeting, scheduled to be held on May 1, 2008.

We are taking this step because we are extremely concerned that Furniture Brands’ Board latest turnaround plan will not rectify the Company’s continued deterioration in financial performance, and that the Board has failed to appropriately consider at least two credible value creating proposals to acquire the Company.  Instead, the current Board has, in our view, continued to pursue a failed strategy that has led to substantial stock price declines.

PROTECT YOUR INVESTMENT – VOTE THE GOLD PROXY CARD TODAY TO ELECT
DIRECTORS WHO WILL ACT IN YOUR BEST INTERESTS

Sun Capital has nominated three highly qualified persons to replace three incumbent directors.  We believe that our nominees, if elected, will (1) provide shareholder representation on the Board, (2) help the Board to better oversee management execution, (3) provide valuable financial and operational resources to effect a turnaround, and (4) properly evaluate strategic alternatives that may be compelling for shareholders.  We believe it is imperative that shareholders are represented on the Board by directors who have a strong vested interest in the future performance of the Company, as opposed to insiders without material economic interest who have presided over significant deterioration in fundamentals and shareholder value.  The current Board and management of Furniture Brands own less than 1.0% of the Company (excluding stock options and restricted stock).

FINANCIAL PERFORMANCE AND STOCK PRICE UNDER THE CURRENT BOARD HAVE
DETERIORATED SHARPLY

•                  Significant Loss of Value for Shareholders - From a peak in May 2002 to the date of Sun Capital’s recent acquisition proposal on February 20, 2008, Furniture Brands’ stock price has fallen by 76%.  We believe recent appreciation since February 20, 2008 reflects Sun Capital’s acquisition proposal and that the stock price would be even lower absent our strategic interest, as Company specific fundamentals remain challenging.  Moreover, the Company’s stock price has under-performed comparable industry peers and the broader market indices for the five years ended September 2007 when publicly known acquisition interest began influencing its stock.

Note: Market data as of September 28, 2007

Source: Capital IQ

(1) Company selected peers include STLY and ETH

•                  Substantial Erosion in Financial Results – Furniture Brands’ EBITDA has declined from approximately $252 million in 2002 to $12 million in 2007, excluding restructuring and impairment charges.  EBITDA margins collapsed from 10.2% to 0.6% during this period, and diluted earnings per share fell from $2.11 in 2002 to a loss of $0.48 in 2007.  This deterioration occurred under the watch of the current Board and over successive years, despite relatively stable sales, which we believe evidences deficient operational execution.

Note: Fiscal year end is December 31st

Source: SEC filings

(1) EBITDA adjusted for restructuring charges, asset impairments and other one-time items

(2) EPS adjusted for restructuring charges, asset impairments, debt financing costs and other one-time items as per earnings releases

•                  Relative Underperformance In Earnings – We believe that substantial declines in earnings and shareholder value cannot be blamed on furniture industry transition or the more recent weakening in consumer demand.  Peer companies such as Ethan Allen and Stanley Furniture have been more profitable and have achieved higher margins than Furniture Brands over the past five years, despite their comparatively smaller scale and less diversified brand portfolios.

Note: Financials calendarized for December year-end

Source: SEC filings

(1) Adjustments include restructuring charges, asset impairments and other one-time items

•                  Balance Sheet Now Highly Leveraged – The Company has touted as “accomplishments” the recent sale of Hickory Business Furniture, cutting its dividend, and liquidating excess inventory at a substantial loss.  In reality, we believe these were necessary measures to preserve liquidity and reduce debt.  Forced selling of assets to fund the business is not a win for shareholders and in our view portraying the balance sheet as strong is misleading.  Net debt is approximately 7.9 times 2007 EBITDA, excluding restructuring charges and pro forma for the divestiture of Hickory. As publicly disclosed by the Company, it violated a fixed charge covenant in 2007 causing $75 million on its revolving credit facility to be unavailable for borrowing, further restraining liquidity despite substantial assets.

Note: Fiscal year end is December 31st

Source: SEC filings

(1) Assumes cash of $170 million and long term debt of $235 million based on recent amended proxy dated April 7, 2008 plus $28.9 million letter of credit per 2007 10-K

(2) EBITDA adjustments include restructuring charges, asset impairments and other one-time items

LATEST TURNAROUND PLAN IS RISKY, LACKS CLEAR TARGETS AND
IS SIMILAR TO PREVIOUSLY FAILED PLANS

Numerous aspects of the “new” turnaround plan as presented in October 2007 and reiterated in April 2008 were also communicated to investors in June 2005, and yet we believe that no significant benefits have been realized to date on this plan. Three years later, the Company has apparently still not adapted to industry globalization and shareholders are suffering despite Furniture Brands’ strong collection of leading brands.  In our view, shareholders should consider that (1) the purported financial benefits of the latest plan have not been quantified in any manner, (2) near-term and long-term benchmarks have not been provided for individual business units to measure potential progress, and (3) prioritization has not been assigned to facets of the plan to determine how and when results may be realized. Instead, the Company has provided only high-level aggregated financial guidance for 2008 including sales and earnings, which we believe appears optimistic and lacks credibility.

This leaves shareholders to trust an unproven management team and a Board that has shown, in our view, no tangible progress to date.  Reflecting what in our view is an absence of transparency and a high degree of uncertainty, Furniture Brands’ stock dropped 20% from the time the plan was announced in October 2007 to the day before Sun Capital’s acquisition proposal was made public in February 2008. Consider the following facts:

•                  For the five years ended 2007, Furniture Brands has undertaken numerous restructuring initiatives resulting in charges of $84 million, and has invested $140 million in capital expenditures to reposition the Company, but has not realized any return on this substantial investment.

•                  The current Board has not engaged a qualified restructuring firm with proven experience in rationalizing inefficient operations and improving a global supply chain.

•                  Many members of Furniture Brands new executive team, including the Chief Executive Officer, had no furniture industry experience prior to joining the Company.

We believe the risks inherent in the Company’s latest turnaround plan are troubling given (1) a poor operational track record, (2) elevated financial leverage and liquidity deterioration, and (3) the depressed housing and consumer demand environment.  Simply put, Furniture Brands cannot afford any further missteps.

THE CURRENT BOARD HAS REFUSED TO SERIOUSLY
CONSIDER TWO ACQUISITION PROPOSALS

The Board appears to have given very little consideration to at least two serious and credible proposals to acquire the Company at premium to the stock price at that time.  We believe the Board’s failure to properly consider viable strategic alternatives represents a serious disregard for shareholder interests.

•                  Furniture Brands’ Board rejected Sun Capital’s February 20, 2008 proposal to acquire the Company.  Our preliminary valuation range of $13 to $15 per share was based on publicly available information and we would have considered the potential for additional value discovered through due diligence. The top end of this range represents a 47% premium to Furniture Brand’s share price of $10.18 on the day immediately before our offer was made public, as well as a 68% premium to its then 30-day trading average of $8.95.  In our view, Furniture Brands’ current stock price of $13.18 reflects the impact of our acquisition proposal, and is not based on any fundamental improvement in the business.  Furniture Brands’ Board has refused repeated requests to engage in a dialogue with Sun Capital regarding (1) contributions we can make to the business through Board membership and (2) our willingness to make a premium offer.

•                  The current Board apparently rejected a business combination proposal in July 2007 from Samson Holding, Ltd. Furniture Brands’ stock at that time was trading at a 30-day average price of $14.24 and subsequently fell to an all-time low of $6.93 in January 2008.  In the two calendar quarters subsequent to receiving this proposal, the Company’s EBITDA for the trailing 12 months fell from $83 million to an all-time low of $12 million. As a measure of Samson’s apparent seriousness regarding its strategic interest in Furniture Brands, it accumulated and still retains 14.9% of Furniture Brands’ stock. Samson made its strategic interest in the Company publicly known in a 13D filing with the Securities and Exchange Commission.

We believe the current Board’s decision to reject the immediate and certain value that could have been realized through a sale of the Company in whole or in part was very short-sighted. At worst, we believe it represents a complete dereliction of the Board’s fiduciary duties.  If elected, our nominees would evaluate any acquisition proposals with thoroughness and full objectivity.

SUN’S DIRECTOR NOMINEES WILL ACT IN THE BEST INTERESTS
OF ALL SHAREHOLDERS

We have nominated three candidates who we believe will bring much-needed corporate governance and operational expertise to the Board.  Two of our nominees are completely independent of Sun Capital and have absolutely no prior relationship with the firm.  Importantly, our nominees are committed to acting in the best interests of all shareholders.  Our nominees are as follows:

•                  Alan Schwartz, Sterling Professor of Law at Yale Law School

•                  Ira Kaplan, former Chief Financial Officer of Claire’s Stores Inc.

•                  T. Scott King, Managing Director of Sun Capital Partners, Inc.

Mr. Schwartz is a renowned expert in corporate governance and Mr. Kaplan and Mr. King are seasoned businessmen who would bring vast operational and financial experience to the Furniture Brands’ Board.  Our proxy statement contains full biographies of our nominees.  If elected, these nominees will be committed to delivering enhanced value to all shareholders – whether through the consideration of acquisition proposals (either Sun Capital’s or other alternatives that would deliver higher and better value to shareholders) and/or the pursuit of a more dynamic turnaround strategy than is currently being undertaken.  We firmly believe that this is clearly preferable to the current directors who appear content to maintain a status quo that has led to worsening results over many years.

SUN CAPITAL HAS A STRONG TRACK RECORD IN THE FURNITURE INDUSTRY

Sun Capital’s returns for investors are consistently in the top 10% of the private equity industry on a global basis. We have achieved this track record despite investing primarily in turnaround situations and underperforming companies by providing operational and financial resources to dramatically improve profitability.  For the 85 companies currently owned, or owned for more than one year in the past, Sun Capital improved aggregate EBITDA from $283 million to $900 million or 319%, which translates into substantial value creation, although the results that Sun Capital may achieve for Furniture Brands may not be consonant with these results.  Sun Capital’s performance in the furniture industry is equally strong for the seven companies it has acquired since 2002 (with no prior investments in the furniture industry by Sun Capital since its inception in 1995):

•                  700% increase in LTM EBITDA; from acquisition through exit or through present if still held

•                  $176 million invested; $361 million in gross cash returned to investors; 100%+ realized return

•                  $96 million of value remains in four companies; three acquired in 2007 with upside potential

•                  75% gross annual internal rate of return on Sun Capital Furniture investments to date, including bankruptcies of Wickes Furniture and Nationwide Furniture cited by Furniture Brands

Sun Capital’s successful track record stands in stark contrast to the substantial loss of value that has occurred at Furniture Brands under the watch of the current Board.

Furniture Brands’ suggestion in its press release dated March 31, 2008, that Sun Capital seeks election to the Board to glean competitive information is groundless.  We have more capital invested in Furniture Brands than any of our other investments in the furniture industry.  We would be amenable to taking all necessary actions, including entering into formal agreements, to preclude any transfer of competitively sensitive information from Furniture Brands to Sun Capital’s portfolio companies.  Importantly, the global furniture industry is highly fragmented and therefore the potential success of Furniture Brands does not have to take place at the detriment of Sun Capital’s other holdings or vice versa.

THE CHOICE IS YOURS

This year’s annual meeting is a referendum on Furniture Brand’s financial performance, stock price performance, risks related to the Company’s latest turnaround plan, the board level leadership and, most of all, the future direction of Furniture Brands. It is high time that Furniture Brands’ shareholders were represented on the Board.

YOUR VOTE IS IMPORTANT –
WE URGE YOU TO VOTE THE GOLD PROXY CARD TODAY

To protect your interest, we urge you to vote FOR our nominees by signing, dating and returning the enclosed GOLD proxy card today. For your convenience, you may also vote by phone or Internet by following the instructions on the enclosed proxy card or voting form.  If you have previously signed a white proxy card, you can automatically revoke it by signing, dating and returning the enclosed GOLD proxy card in the accompanying envelope.

If you have any questions or need any assistance voting your shares, please contact D.F. King & Co., Inc., who is assisting Sun Capital in this matter, toll-free at (800) 347-4750.

We respectfully ask for your support.

Kind Regards,

/s/ Jason G. Bernzweig
Jason G. Bernzweig
Vice President
Sun Capital Securities Group, LLC

For more information about this election contest, including an investor presentation, please visit: http://www.FBNValue.com.

About Sun Capital Partners, Inc.

Sun Capital Partners, Inc. is a leading private investment firm focused on leveraged buyouts, equity, and other investments in market–leading companies that can benefit from its in–house operating professionals and experience.  Sun Capital affiliates have invested in and managed more than 185 companies worldwide with combined sales in excess of $35.0 billion since Sun Capital’s inception in 1995. Sun Capital has offices in Boca Raton, Los Angeles, and New York, as well as affiliates with offices in London, Tokyo, and Shenzhen. For more information, please visit www.SunCapPart.com.

Additional Information

SCSF Equities, LLC, Sun Capital Securities Offshore Fund, Ltd., Sun Capital Securities Fund, LP, Sun Capital Securities Advisors, LP, Sun Capital Securities, LLC, Marc J. Leder, Rodger R. Krouse, Alan Schwartz, Ira Kaplan and T. Scott King (collectively, the “Participants”) filed a definitive proxy statement with the SEC on April 15, 2008 containing information about the solicitation of proxies for the 2008 Annual Meeting of the shareholders of Furniture Brands International, Inc.  The definitive proxy statement and the GOLD proxy card were first disseminated to shareholders of Furniture Brands International, Inc. on or about April 15, 2008.

Shareholders of Furniture Brands International, Inc. are urged to read the definitive proxy statement because it contains important information.  Detailed information relating to the Participants can be found in the definitive proxy statement filed with the SEC.  The definitive proxy statement and other relevant documents relating to the solicitation of proxies by the Participants are available at no charge on the SEC’s website at http://www.sec.gov.  In addition, Sun Capital will provide copies of the proxy statement and other relevant documents without charge upon request.  Requests for copies should be directed to Sun Capital’s proxy solicitor, D.F. King & Co., Inc. at 1-800-347-4750.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements.  All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements.  These statements are based on current expectations of Sun Capital Partners, Inc. and its affiliates and currently available information.  They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.  Sun Capital does not assume any obligation to update any forward-looking statements contained in this press release.

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Contacts:

Media:	Shareholders:
Sard Verbinnen & Co	D.F. King & Co., Inc.
Jim Barron / Kara Findlay /	Richard Grubaugh /
Nathaniel Garnick	Edward McCarthy
(212) 687-8080	(212) 269-5550
Debbie Miller
(312) 895-4700